

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 25, 2008

VIA US MAIL AND FAX (516) 625-1685
Davis P. Stowell, President of General Partner (Principal Executive Officer,
Principal Financial Officer, Principal Accounting Officer)
Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, New York 11545

> **Re: Reeves Telecom Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2007, as amended**
> **File No. 0-09305**

Dear Mr. Stowell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.
.

                       Sincerely,

                       Kyle Moffatt
                       Accountant Branch Chief